RECENT DEVELOPMENTS

The information included in this section supplements the information about Uruguay corresponding to the headings below that are contained in Exhibit D to Uruguay’s annual report on Form 18-K for the fiscal year ended December 31, 2006. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

THE ECONOMY

Gross Domestic Product and Structure of the Economy

Real GDP grew 6.7% in the first quarter of 2007, as compared to the same period in 2006. Growth was primarily fueled by the manufacturing sector (in particular the foodstuff, chemical products and machinery and equipment industries), the transportation and communications sector and the commerce, restaurants and hotels sector. The agriculture and construction sectors contracted during the first quarter of 2007 compared to the first quarter of 2006.

In terms of expenditures, private household consumption increased 10.1% in real terms while government consumption increased by 5.2%, which was less than the growth rate of GDP. Based on preliminary figures, exports of goods and services increased by 6.4% in real terms, which was in line with the overall growth of the economy.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Foreign Trade

Merchandise exports increased 8.9% in the first quarter of 2007 compared to the same period in 2006, primarily as a result of increasing non-traditional exports (machinery and electrical appliances, basic metal products, dairy products, livestock, wool and leather).

Preliminary information regarding merchandise imports through April 2007 revealed a decrease of 1.8% compared to the same period in 2006, mostly due to a decrease in oil and electricity imports, while imports of consumption goods and non-energy intermediate goods increased.

MONETARY SYSTEM

Banco Central

Inflation

The rate of inflation (as reflected by the CPI index) increased to 8.3% for the 12 months ended May 2007, while the increase in the WPI index for that period was 8.2%. In March 2007, the Monetary Policy Committee of the Central Bank reaffirmed an annual inflation target of 4-6% (as reflected by the CPI index) to be achieved within the following 18 months. It also announced a decrease in the level of growth of the monetary aggregates to an annual rate of 9.0%.

International Reserves

International reserve assets of the Central Bank totaled US$3,527 million as of May 31, 2007, compared to US$3,091 million as of December 31, 2006. The increase was principally a result of purchases of foreign currency by the Central Bank.

The Financial Sector

Total deposits in the domestic banking system continued to increase during the first five months of 2007, from an aggregate of US$11,358 million as of December 31, 2006 to US$11,747 million as of May 31, 2007. Credit aggregates increased from US$4,494 million as of December 31, 2006 to US$ 4,695 as of May 31, 2007.